UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 6, 2024
Here Collection, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	87-1896999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1000 Brickell Avenue Suite #715 PMB 363 Miami, FL 33131
(Full mailing address of principal executive offices)
786-708-8097
(Issuer’s telephone number)
here.co
(Issuer’s website)

Series 1, a series of Here Collection, LLC., Series 2, a series of Here Collection, LLC., Series 3, a series of Here Collection, LLC., Series 4, a series of Here Collection, LLC., Series 6, a series of Here Collection, LLC., Series 7, a series of Here Collection, LLC., Series 8, a series of Here Collection, LLC., Series 9, a series of Here Collection, LLC., Series 11, a series of Here Collection, LLC., Series 13, a series of Here Collection, LLC., Series 14, a series of Here Collection, LLC., Series 16, a series of Here Collection, LLC, Series 17, a series of Here Collection, LLC., Series 18, a series of Here Collection LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Item 9. Other Events

As previously disclosed, on January 3, 2024, Here Investments Inc., the managing member (the “Managing Member”) of Here Collection LLC (“Here”), determined to shut down the Here fractional investment platform. The Managing Member has liquidated each series property and was in the process of returning the net proceeds to the applicable investors in each series.  The proceeds are net of the repayment of the mortgage on each series property and other expenses including payment of deferred fees and advances, deferred asset management fees, property management fees, and loans made to each series by the Managing Member.

As further disclosed on July 22, 2024, the Managing Member was unable to distribute the proceeds to investors as initially planned.  In order to facilitate the return of the proceeds to the applicable investors in each series, the Managing Member has appointed Craig Jalbert as the sole director and sole officer of Here effective August 6, 2024 and Mr. Jalbert will be responsible for conducting the dissolution and winding up of the Company’s affairs. Here and Mr. Jalbert entered into an agreement in connection with the appointment of Mr. Jalbert dated August 6, 2024.  Mr. Jalbert is pursuing a number of avenues to have the net proceeds distributed to the Here investors and Here will update investors upon further developments.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to Here Investments, Inc. (the “Managing Member”). When used herein, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect the Managing Member’s current views with respect to future events and are subject to risks and uncertainties that could cause Here’s actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Here does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Selected Risks” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, on August 26, 2024.

Here Collection LLC

By:	/s/ Craig Jalbert
Name: Craig Jalbert
Title: Director and President